Exhibit 7 - Earnings to fixed charges

The following table sets forth our significant subsidiaries owned directly by the parent company in alphabetical order, equity interest and each subsidiary’s country of incorporation. In each case our voting interest is equivalent to our equity interest.

	2006	2005	2004	2003	2002
Fixed Charges
Interest expense	1,262,000	539,000	301,000	859,000	1,918,000
Interest within rental expense	2,008,000	1,891,000	1,834,000	2,055,000	2,350,000
Capitalized interest	2,076,000	1,672,000	829,000	442,000	382,000
Total fixed charges	5,346,000	4,102,000	2,964,000	3,356,000	4,650,000

Earnings
Income before tax and minority interest	121,695,000	91,531,000	70,840,000	44,265,000	51,332,000
Equity in equity-accounted investees	(410,000)	(1,090,000)	(1,209,000)	(616,000)	(352,000)
Distributed income of equity-accounted investees	254,000	567,000	213,000	104,000	436,000
Income before taxes, minority interests and equity-accounted investees	121,539,000	91,008,000	69,844,000	43,753,000	51,416,000
Fixed charges	5,346,000	4,102,000	2,964,000	3,356,000	4,650,000
Ordinary depreciation of capitalized interest	682,000	617,000	612,000	656,000	726,000
Capitalized interest	(2,076,000)	(1,672,000)	(829,000)	(442,000)	(382,000)
Total earnings	125,491,000	94,055,000	72,591,000	47,323,000	56,410,000

Ratio	23.5	22.9	24.5	14.1	12.1